APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Tilton Brothers Brewing, LLC

Profit and Loss
January - December 2019

	TOTAL
Income	
Interest Income	8.11
Sales	174,596.03
Total Income	**$174,604.14**
Cost of Goods Sold	
Cost of Goods Sold	39,710.88
Apparel COGS	7,464.96
Beer COGS	22,190.55
Canning Costs	14,995.95
Food COGS	2,132.88
Glassware COGS	880.32
Total Cost of Goods Sold	**87,375.54**
Total Cost of Goods Sold	**$87,375.54**
GROSS PROFIT	**$87,228.60**
Expenses	
Advertising & Marketing	10,635.99
Bank Charges & Fees	45.00
Contractors	1,488.50
Equipment Rental	50.00
Insurance	1,546.00
Interest Paid	1,739.28
Job Supplies	6,832.19
Laundry	75.25
Legal & Professional Services	825.00
Meals & Entertainment	192.99
Office Supplies & Software	3,006.64
Other Business Expenses	1,013.31
Payment Processing	2,160.65
Payroll Expenses	1,460.50
Taxes	8,454.25
Wages	94,692.69
Total Payroll Expenses	**104,607.44**
Reimbursable Expenses	60.00
Rent & Lease	23,400.00
Repairs & Maintenance	6,012.09
Taxes & Licenses	9,626.00
Travel	1.75
Uncategorized Expense	25.00

Tilton Brothers Brewing, LLC

Profit and Loss

January - December 2019

	TOTAL
Utilities	5,171.06
CO2	1,790.22
Dishwasher	1,357.55
Electricity	4,868.46
Gas	632.31
Internet	837.91
TV	1,249.36
Total Utilities	**15,906.87**
Total Expenses	**$189,249.95**
NET OPERATING INCOME	**$ -102,021.35**
Other Expenses	
Amortization	1,959.00
Depreciation	149,506.00
Total Other Expenses	**$151,465.00**
NET OTHER INCOME	**$ -151,465.00**
NET INCOME	**$ -253,486.35**

Tilton Brothers Brewing, LLC

Balance Sheet
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BENEFIT SAVINGS ACCOUNT (7310)	0.00
BUSINESS COMPLETE (6118)	13,366.82
Cash on Hand	500.00
Four Pines Deposit	0.00
Total Bank Accounts	**$13,866.82**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$13,866.82**
Fixed Assets	
Accumulated Amortization	-1,959.00
Accumulated Depreciation	-149,506.00
Brewery Equipment	117,525.88
Kitchen Equipment	3,447.21
Leasehold Improvements	10,921.69
Start-up Costs	32,050.05
Taproom Furniture	17,610.99
Total Fixed Assets	**$30,090.82**
Other Assets	
Dishwasher Sec Deposit	300.00
Security Deposit	1,800.00
Total Other Assets	**$2,100.00**
TOTAL ASSETS	**$46,057.64**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll Liabilities	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
ME Income Tax	0.00
NH Unemployment Tax	0.00
Total Payroll Liabilities	**0.00**
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	**$60,000.00**
Total Liabilities	**$60,000.00**
Equity	**$ -13,942.36**
TOTAL LIABILITIES AND EQUITY	**$46,057.64**

Tilton Brothers Brewing, LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales	245,865.68
Total Income	**$245,865.68**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Apparel COGS	8,760.30
Beer COGS	46,352.79
Canning Costs	39,976.46
Food COGS	1,568.98
Glassware COGS	4,772.90
Total Cost of Goods Sold	**101,431.43**
Total Cost of Goods Sold	**$101,431.43**
GROSS PROFIT	**$144,434.25**
Expenses	
Advertising & Marketing	8,193.20
Ask My Accountant	-2,224.34
Bank Charges & Fees	15.00
Equipment Rental	1,501.20
Insurance	3,424.00
Interest Paid	4,233.01
Job Supplies	3,081.31
Laundry	86.50
Legal & Professional Services	750.00
Meals & Entertainment	37.00
Office Supplies & Software	1,417.94
Other Business Expenses	2,766.75
Payment Processing	3,832.29
Payroll Expenses	1,404.00
Taxes	8,173.11
Wages	95,572.45
Total Payroll Expenses	**105,149.56**
Rent & Lease	19,800.00
Repairs & Maintenance	1,875.05
Taxes & Licenses	9,208.27
Utilities	0.00
CO2	3,223.00
Dishwasher	2,734.85
Electricity	9,468.68
Gas	1,239.46
Internet	1,585.75

	TOTAL
TV	2,185.87
Total Utilities	**20,437.61**
Total Expenses	**$183,584.35**
NET OPERATING INCOME	**$ -39,150.10**
Other Expenses	
Amortization	2,137.00
Depreciation	52,761.00
Loss on sale of equipment	-100.00
Total Other Expenses	**$54,798.00**
NET OTHER INCOME	**$ -54,798.00**
NET INCOME	**$ -93,948.10**

Tilton Brothers Brewing, LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BENEFIT SAVINGS ACCOUNT (7310)	0.00
BUSINESS COMPLETE (6118)	7,945.18
Cash on Hand	700.00
Four Pines Deposit	0.00
Total Bank Accounts	**$8,645.18**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$8,645.18**
Fixed Assets	
Accumulated Amortization	-4,096.00
Accumulated Depreciation	-202,267.00
Brewery Equipment	170,286.88
Kitchen Equipment	3,447.21
Leasehold Improvements	10,921.69
Start-up Costs	32,050.05
Taproom Furniture	17,610.99
Total Fixed Assets	**$27,953.82**
Other Assets	
Dishwasher Sec Deposit	300.00
Security Deposit	1,800.00
Total Other Assets	**$2,100.00**
TOTAL ASSETS	**$38,699.00**

Tilton Brothers Brewing, LLC

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll Liabilities	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
ME Income Tax	0.00
NH Unemployment Tax	0.00
Total Payroll Liabilities	**0.00**
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
Canning Line Loan - Alpha	21,786.77
EIDL SBA Loan	32,300.00
Note Payable - JWC	69,202.69
PPP Loan	23,300.00
Total Long-Term Liabilities	**$146,589.46**
Total Liabilities	**$146,589.46**
Equity	**$ -107,890.46**
TOTAL LIABILITIES AND EQUITY	**$38,699.00**

I, Joseph Chase, certify that:

1. The financial statements of Tilton Brothers Brewing, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Tilton Brothers Brewing, LLC included in this Form reflects accurately the information reported on the tax return for Tilton Brothers Brewing, LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   _____

Name: Joseph Chase

Title: Owner